FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the Directors' interests in the Ordinary Shares and American Depositary Shares ('ADSs') of GlaxoSmithKline plc ('Company').

On 31 March 2015, the Company's Non-Executive Directors were allocated notional Ordinary Shares at a price of £15.66 per Ordinary Share, and notional ADSs at a price of $46.80 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 January 2015 to 31 March 2015:

Non Executive Director	Ordinary Shares	No. of ADSs

Sir Christopher Gent	3,991.060

Professor Sir Roy Anderson	458.972

Dr Stephanie Burns		486.201

Stacey Cartwright	339.240

Lynn Elsenhans		1,103.464

Sir Philip Hampton	339.240

Judy Lewent		539.049

Sir Deryck Maughan		1,479.741

Dr Daniel Podolsky		1,109.806

Urs Rohner	339.240

Tom de Swaan	419.061

Jing Ulrich		306.518

Hans Wijers	339.240

The Company and the Non-Executive Directors were informed of these allocations on 1 April 2015.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

1 April 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 01, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc